SECURI[illegible]

17010031

Securities and Exchange

MAR 01 2017

RECEIVED

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SEC FILE NUMBER
8-68761

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RB International Markets (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas, 5th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

465 South Street, Suite 200	Morristown	NJ	07960-6497
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

RB International Markets (USA) LLC
Statement of Financial Condition

December 31, 2016

RB International Markets (USA) LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Stefan Gabriele, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to RB International Markets (USA) LLC for the year ended December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Stefan Gabriele
Manager, CEO
RB International Markets (USA) LLC

Title

Notary Public

State of New York
County of [illegible]

Sworn to me this 19th day of January 2017
personally appeared Mr. Stefan Gabriele

EDWIN COLLAZO
[illegible]
1/15/19

RB International Markets (USA) LLC
Index
December 31, 2016

Page(s)

Financial Statement

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
RB International Markets (USA) LLC

We have audited the accompanying statement of financial condition of RB International Markets (USA) LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of RB International Markets (USA) LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

January 19, 2017

RB International Markets (USA) LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 10,619,807
Due from affiliates	385,145
Underwriting fees receivable	249,075
Equipment (net of accumulated depreciation of $11,970)	9,492
Other assets	38,751
Total assets	$ 11,302,270
Liabilities and Member's Equity	
Accrued expenses	$ 92,471
Due to affiliates	23,662
Total liabilities	116,133
Member's equity	11,186,137
Total liabilities and member's equity	$ 11,302,270

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

RB International Markets (USA) LLC (the "Company), a wholly owned subsidiary of Raiffeisen Bank International AG ("Parent"), is a limited liability company formed under the laws of Delaware. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a broker-dealer to U.S. institutional investors, including but not limited to asset managers, hedge funds and insurance companies. The Company clears most of its transactions by using the facilities of its Parent. These trades are settled on a delivery versus payment/receipt versus payment basis. The Company's commissions on foreign securities transactions are allocated by the Parent and remitted to the Company monthly. The Company also serves as a co-underwriter of securities but does not engage in sales transactions with respect to those securities. The Company also engages in private placement of securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition

On debt securities, the Company is allocated transaction fees on the purchase and sale of securities transacted with the Parent and receives markups on purchases and markdowns on sales with institutional customers. Commissions are earned on equity transactions with institutional customers. Periodically, the Company earns placement fees from its Parent for assisting with underwritings in which Raiffeisen Bank International AG is involved and are recorded at the time the private placements are complete and the amounts are reasonably determinable. Other fees include amounts received for services provided by the Company as earned.

The Company records fees from underwritings on a trade date basis and has accrued a 10% expense on amounts not received as of December 31, 2016 based on historical evidence of actual amounts collected on similar transactions.

Cash

The Company's cash accounts are held by one financial institution and therefore are subject to the credit risk at that financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. From time to time, the balance in this account may exceed the federally insured limits.

The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to this deposit.

2. Summary of Significant Accounting Policies (continued)

Equipment

Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of three to five years.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity. For federal, state and local income tax purposes, the Company's income is included in the Parent's consolidated income tax return. Income tax expense is based upon information received from an affiliate and is agreed upon by the Company and the affiliate and applied on a separate company basis based on the Company's share of the corporate tax burden.

The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. As of December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Translation of Foreign Currency

Assets and liabilities expected to settle in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in other expense in the statement of operations.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2016, the Company had net capital of approximately $10,500,000 which exceeded the required net capital by approximately $10,250,000.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) since all of its customer business is handled on a deliver versus payment or receive versus payment basis.

4. Related Party Transactions

Commission income is earned on trades performed with institutional customers and cleared with the Parent company. Clearing and brokerage expenses include fees paid to the Parent on the clearing of equity transactions, a portion of which is allocated back to other affiliates as commissions for execution of these transactions. Of the total net commission income of approximately $443,700 booked during the current year, $383,000 is unpaid as of December 31, 2016 and included in due from affiliates on the statement of financial condition.

During the year, the Company incurred costs of approximately $218,000 with another affiliate for its share of expenses. Included in these costs are amounts related to office services and facilities, internet and technology, accounting, human resources, healthcare, employee benefits and miscellaneous expenses. Also included in this amount is approximately $17,900 related to rent expense which the Company has paid based on an agreement with this affiliate to occupy office space.

5. Equipment

Equipment consists of the following at December 31, 2016:

Telephone and computer equipment	$ 21,462
Less: accumulated depreciation	(11,970)
	$ 9,492